SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2016
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: April 28, 2016

List of materials

Documents attached hereto:

i) Press release announcing Consolidated Financial Results for the Fiscal Year Ended March 31, 2016

1-7-1 Konan, Minato-ku
Tokyo 108-0075 Japan

News & Information

No. 16-046E
3:00 P.M. JST, April 28, 2016
Consolidated Financial Results for the Fiscal Year Ended March 31, 2016

Tokyo, April 28, 2016 -- Sony Corporation today announced its consolidated financial results for the fiscal year ended March 31, 2016 (April 1, 2015 to March 31, 2016).

(Billions of yen, millions of U.S. dollars, except per share amounts)
	Fiscal Year ended March 31
	2015	2016	Change in yen	2016*
Sales and operating revenue	¥8,215.9	¥8,105.7	–1.3%	$71,732
Operating income	68.5	294.2	+329.2	2,604
Income before income taxes	39.7	304.5	+666.5	2,695
Net income (loss) attributable to Sony Corporation’s stockholders	(126.0)	147.8	–	1,308
Net income (loss) attributable to Sony Corporation’s stockholders per share of common stock:
- Basic	¥(113.04)	¥119.40	–	$1.06
- Diluted	(113.04)	117.49	–	1.04

* U.S. dollar amounts have been translated from yen, for convenience only, at the rate of 113 yen = 1 U.S. dollar, the approximate Tokyo foreign exchange market rate as of March 31, 2016.

All amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

Sony Corporation and its consolidated subsidiaries are together referred to as “Sony”.

The average foreign exchange rates during the fiscal years ended March 31, 2015 and 2016 are presented below.

	Fiscal Year ended March 31
	2015	2016	Change
The average rate of yen
1 U.S. dollar	¥109.9	¥120.1	8.5%	(yen depreciation)
1 Euro	138.8	132.6	4.7	(yen appreciation)

Consolidated Results for the Fiscal Year Ended March 31, 2016

Sales and operating revenue (“Sales”) decreased 1.3% compared to the previous fiscal year (“year-on-year”) to 8,105.7 billion yen (71,732 million U.S. dollars).  This decrease was mainly due to a significant decrease in Mobile Communications (“MC”) segment sales, reflecting a significant decrease in smartphone unit sales, partially offset by an increase in Game & Network Services (“G&NS”) segment sales, reflecting a significant increase in PlayStation®4 (“PS4”) software sales, and in Music segment sales mainly reflecting depreciation of the yen against the U.S. dollar.  On a constant currency basis, sales decreased 4% year-on-year.  For further details about the impact of foreign exchange rate fluctuations on sales and operating income (loss), see Notes on page 11.

Operating income increased 225.6 billion yen year-on-year to 294.2 billion yen (2,604 million U.S. dollars).  This significant increase was primarily due to significant improvements in the results of the MC segment and All Other, as well as the G&NS, Imaging Products & Solutions (“IP&S”), Music and Home Entertainment & Sound (“HE&S”) segments.  The increase in consolidated operating income was partially offset by a significant deterioration in the operating results of the Devices, Financial Services and Pictures segments.

Operating income during the current fiscal year includes a 59.6 billion yen (528 million U.S. dollars) impairment charge against long-lived assets in the camera module business and a 30.6 billion yen (271 million U.S. dollars) impairment charge against long-lived assets in the battery business, both of which were recorded in the Devices segment, as well as a 151 million U.S. dollars (18.1 billion yen) gain on the remeasurement to fair value of Sony Music Entertainment’s (“SME”) 51% equity interest in Orchard Media, Inc. (“The Orchard”), which had previously been accounted for under the equity method, as a result of SME increasing its ownership interest to 100%, recorded in the Music Segment.  It also includes a gain of 12.3 billion yen (109 million U.S. dollars) from the sale of a part of the logistics business, in connection with the formation of a logistics joint venture, recorded in Corporate and elimination.

Operating income in the previous fiscal year included a 176.0 billion yen impairment charge against goodwill recorded in the MC segment, a gain of 14.8 billion yen recognized on the sale of certain buildings and premises at the Gotenyama Technology Center in Japan, recorded in Corporate and elimination, and an 11.2 billion yen write-down of PlayStation®Vita (“PS Vita”) and PlayStation®TV (“PS TV”) components recorded in the G&NS segment.

During the current fiscal year, restructuring charges, net, decreased 59.8 billion yen year-on-year to 38.3 billion yen (339 million U.S. dollars).

Equity in net income of affiliated companies, recorded within operating income, decreased 1.7 billion yen year-on-year to 2.2 billion yen (20 million U.S. dollars).  This decrease was mainly due to a deterioration of equity in net income (loss) for Intertrust Technologies Corporation in All Other.

The net effect of other income and expenses was income of 10.3 billion yen (91 million U.S. dollars), an improvement of 39.1 billion yen year-on-year mainly due to an increase in the gain on securities investments.  The gain on sales of securities investments in the current fiscal year includes a 46.8 billion yen (414 million U.S. dollars) gain on the sale of certain shares of Olympus Corporation and a 2.7 billion yen (24 million U.S. dollars) gain on the sale of shares in connection with the above-mentioned formation of a logistics joint venture.  The gain on sales of securities investments in the previous fiscal year included a 4.8 billion yen gain on Sony’s shares in SQUARE ENIX HOLDINGS CO., LTD.

Income before income taxes increased 264.8 billion yen year-on-year to 304.5 billion yen (2,695 million U.S. dollars).

Income taxes: During the current fiscal year, Sony recorded 94.8 billion yen (839 million U.S. dollars) of income tax expense, resulting in an effective tax rate of 31.1%.  This effective tax rate was lower than the Japanese statutory tax rate primarily as a result of profits recorded at foreign subsidiaries and in the insurance business, which are both subject to lower tax rates, the reversal of valuation allowances on deferred tax assets for local taxes by a subsidiary in Japan, and an income tax benefit due to a reduction in the corporate tax rate in Japan which resulted in a reduction of net deferred tax liabilities.  These reductions were partially offset by increases in valuation allowances for deferred tax assets in the national tax filing group in Japan and certain foreign subsidiaries.  During the previous fiscal year, Sony recorded 88.7 billion yen of income tax expense, and Sony’s effective tax rate exceeded the Japanese statutory tax rate.  This was due to the fact that Sony Corporation and its national tax filing group in Japan, which had established valuation allowances, incurred losses and, as such Sony continued to not recognize the associated tax benefits, except to the extent of certain tax benefits associated with the impact of gains in other comprehensive income.  The higher tax rate was also due to a nondeductible goodwill impairment recorded during the previous fiscal year.

Net income attributable to Sony Corporation’s stockholders, which deducts net income attributable to noncontrolling interests, was 147.8 billion yen (1,308 million U.S. dollars), compared to a loss of 126.0 billion yen in the previous fiscal year.

Operating Performance Highlights by Business Segment

“Sales and operating revenue” in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated.  “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses.

Mobile Communications (MC)

	(Billions of yen, millions of U.S. dollars)
	Fiscal Year ended March 31
	2015	2016	Change in yen	2016
Sales and operating revenue	¥1,410.2	¥1,127.5	–20.0%	$9,978
Operating loss	(217.6)	(61.4)	–	(544)

Due to certain changes in Sony’s organizational structure, sales and operating revenue and operating income (loss) of the MC segment of the comparable prior period have been reclassified to conform to the current presentation.  For details, please see Notes on page 11.

Sales decreased 20.0% year-on-year (a 20% decrease on a constant currency basis) to 1,127.5 billion yen (9,978 million U.S. dollars).  This decrease was due to a strategic decision not to pursue scale in order to improve profitability, resulting in a significant decrease in smartphone unit sales, partially offset by an improvement in the product mix of smartphones, reflecting an increased focus on high value-added models.

Operating loss decreased 156.1 billion yen year-on-year to 61.4 billion yen (544 million U.S. dollars).  This significant decrease was primarily due to the absence in the current fiscal year of the above-mentioned goodwill impairment charge of 176.0 billion yen recorded in the previous fiscal year.  The operating results were also primarily affected by the negative impact of the appreciation of the U.S. dollar, reflecting a high ratio of U.S. dollar-denominated costs, and an increase in restructuring charges.  The negative impact of the above-mentioned decrease in smartphone unit sales was offset by the improvement in product mix, as well as cost reductions.  During the current fiscal year, there was a 67.5 billion yen negative impact from foreign exchange rate fluctuations.

Game & Network Services (G&NS)

	(Billions of yen, millions of U.S. dollars)
	Fiscal Year ended March 31
	2015	2016	Change in yen	2016
Sales and operating revenue	¥1,388.0	¥1,551.9	+11.8%	$13,734
Operating income	48.1	88.7	+84.3	785

The G&NS segment includes the Hardware, Network, and Other categories.  Hardware includes home and portable game consoles; Network includes network services relating to game, video and music content provided by Sony Network Entertainment International LLC (consolidated into Sony Interactive Entertainment LLC on April 1, 2016); Other includes packaged software and peripheral devices.

Sales increased 11.8% year-on-year (a 10% increase on a constant currency basis) to 1,551.9 billion yen (13,734 million U.S. dollars).  This significant increase was primarily due to increases in PS4 software sales, including sales through the network, and PS4 hardware unit sales, partially offset by a decrease in PlayStation®3 (“PS3”) software and hardware sales.

Operating income increased 40.6 billion yen year-on-year to 88.7 billion yen (785 million U.S. dollars).  This significant increase was primarily due to the increase in PS4 software sales and PS4 hardware cost reductions as well as the absence in the current fiscal year of an 11.2 billion yen write-down of PS Vita and PS TV components recorded in the previous fiscal year.  Partially offsetting the increase in operating income were the negative impact of the appreciation of the U.S. dollar, reflecting a high ratio of U.S. dollar-denominated costs, and the decrease in PS3 software sales.  During the current fiscal year, there was a 47.7 billion yen negative impact from foreign exchange rate fluctuations.

Imaging Products & Solutions (IP&S)

	(Billions of yen, millions of U.S. dollars)
	Fiscal Year ended March 31
	2015	2016	Change in yen	2016
Sales and operating revenue	¥723.9	¥711.2	–1.7%	$6,294
Operating income	41.8	72.1	+72.7	638

The IP&S segment includes the Digital Imaging Products, Professional Solutions and Other categories.  Digital Imaging Products includes compact digital cameras, interchangeable single-lens cameras and video cameras; Professional Solutions includes broadcast- and professional-use products; Other includes operating revenues and flow cytometers.  Due to certain changes in Sony’s organizational structure, sales and operating revenue and operating income (loss) of the IP&S segment of the comparable prior period have been reclassified to conform to the current presentation. For details, please see Notes on page 11.

Sales decreased 1.7% year-on-year (a 5% decrease on a constant currency basis) to 711.2 billion yen (6,294 million U.S. dollars).  Sales were essentially flat year-on-year primarily due to decreases in unit sales of video cameras and digital cameras* reflecting a contraction of the market, substantially offset by an improvement in the product mix of digital cameras reflecting a shift to high value-added models.

Operating income increased 30.4 billion yen year-on-year to 72.1 billion yen (638 million U.S. dollars).  This significant increase was mainly due to the improvement in the product mix of digital cameras and cost reductions.  During the current fiscal year, there was a 1.6 billion yen negative impact from foreign exchange rate fluctuations.

* Digital cameras includes compact digital cameras, interchangeable single-lens cameras and interchangeable lenses.

Home Entertainment & Sound (HE&S)

(Billions of yen, millions of U.S. dollars)
	Fiscal Year ended March 31
	2015	2016	Change in yen	2016
Sales and operating revenue	¥1,238.1	¥1,159.0	–6.4%	$10,257
Operating income	24.1	50.6	+109.8	447

The HE&S segment includes the Televisions and Audio and Video categories.  Televisions includes LCD televisions; Audio and Video includes Blu-ray DiscTM players and recorders, home audio, headphones and memory-based portable audio devices.  Due to certain changes in Sony’s organizational structure, sales and operating revenue and operating income (loss) of the HE&S segment of the comparable prior period have been reclassified to conform to the current presentation. For details, please see Notes on page 11.

Sales decreased 6.4% year-on-year (an 8% decrease on a constant currency basis) to 1,159.0 billion yen (10,257 million U.S. dollars).  This decrease was primarily due to a decrease in unit sales of LCD televisions, and a decrease in home audio and video unit sales reflecting a contraction of the market, partially offset by an improvement in the product mix of LCD televisions reflecting a shift to high value-added models, as well as the impact of foreign exchange rates.

Operating income increased 26.5 billion yen year-on-year to 50.6 billion yen (447 million U.S. dollars).  This significant increase was primarily due to cost reductions and an improvement in product mix, partially offset by the negative impact of the appreciation of the U.S. dollar, reflecting the high ratio of U.S. dollar-denominated costs, as well as the impact of the above-mentioned decrease in sales.  During the current fiscal year, there was a 36.7 billion yen negative impact from foreign exchange rate fluctuations.

In Televisions, sales* decreased 4.5% year-on-year to 797.8 billion yen (7,060 million U.S. dollars).  This was primarily due to a decrease in LCD television unit sales resulting from a strategic decision not to pursue scale in order to improve profitability and the impact of foreign exchange rates, partially offset by the improvement in product mix reflecting a shift to high value-added models.  Operating income** increased 17.5 billion yen year-on-year to 25.8 billion yen (228 million U.S. dollars).  This increase was primarily due to cost reductions and the improvement in product mix, partially offset by the negative impact of the appreciation of the U.S. dollar, reflecting the high ratio of U.S. dollar-denominated costs, and the impact of the decrease in unit sales.

Devices

(Billions of yen, millions of U.S. dollars)
	Fiscal Year ended March 31
	2015	2016	Change in yen	2016
Sales and operating revenue	¥927.1	¥935.8	+0.9	$8,281
Operating income (loss)	89.0	(28.6)	–	(253)

The Devices segment includes the Semiconductors and Components categories.  Semiconductors includes image sensors and camera modules; Components includes batteries and recording media.  Due to certain changes in Sony’s organizational structure, sales and operating revenue and operating income (loss) of the Devices segment of the comparable prior period have been reclassified to conform to the current presentation.  For details, please see Notes on page 11.

Sales increased 0.9% year-on-year (a 6% decrease on a constant currency basis) to 935.8 billion yen (8,281 million U.S. dollars).  Sales were essentially flat primarily due to the impact of foreign exchange rates and increases in camera module and image sensor sales, substantially offset by the impact of a decrease in battery business sales.  Sales to external customers increased 5.6% year-on-year.

Operating loss of 28.6 billion yen (253 million U.S. dollars) was recorded, compared to operating income of 89.0 billion yen in the previous fiscal year.  This significant deterioration was primarily due to the deterioration in the operating results of the camera module business, including the recording of a 59.6 billion yen (528 million U.S. dollars) impairment charge related to long-lived assets, the deterioration in the operating results of the battery business, including the recording of a 30.6 billion yen (271 million U.S. dollars) impairment charge related to long-lived assets, increases in depreciation and amortization expenses as well as an increase in research and development expenses.  This deterioration was partially offset by the positive impact of foreign exchange rates.  For the camera module business, due to a decrease in projected future demand, Sony revised its Mid-Range Plan for the period beginning with the fiscal year ending March 31, 2017.  Given the decrease in projected future demand, Sony performed an impairment analysis in the quarter ended March 31, 2016, and determined that future cash flows would not be sufficient to recover the entire carrying amount of the long-lived assets, resulting in the impairment charge.  For the battery business, due to the increasingly competitive markets, Sony performed an impairment analysis in the quarter ended December 31, 2015, and reduced the corresponding estimated future cash flows and the estimated ability to recover the entire carrying amount of the long-lived assets, resulting in the impairment charge.  During the current fiscal year, there was a 24.7 billion yen positive impact from foreign exchange rate fluctuations.

 *    *    *    *    *

Total inventory of the five Electronics* segments above as of March 31, 2016 was 599.9 billion yen (5,309 million U.S. dollars), an increase of 36.5 billion yen, or 6.5% year-on-year.  Inventory decreased by 44.8 billion yen, or 6.9% compared with the level as of December 31, 2015.

* The term “Electronics” refers to the sum of the MC, G&NS, IP&S, HE&S and Devices segments.

In connection with the realignments made in the fiscal year ended March 31, 2016, total inventory of the five Electronics segments as of March 31, 2015 has been reclassified to conform to the current presentation.  For further details, please see Notes on page 11.

*    *    *    *    *

Pictures

	(Billions of yen, millions of U.S. dollars)
	Fiscal Year ended March 31
	2015	2016	Change in yen	2016
Sales and operating revenue	¥878.7	¥938.1	+6.8%	$8,302
Operating income	58.5	38.5	–34.2	341

The Pictures segment is comprised of the Motion Pictures, Television Productions, and Media Networks categories.  Motion Pictures includes the production, acquisition and distribution of motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks.

The results presented in Pictures are a yen-translation of the results of Sony Pictures Entertainment Inc. (“SPE”), a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.  Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Sales increased 6.8% year-on-year (essentially flat on a U.S. dollar basis) to 938.1 billion yen (8,302 million U.S. dollars).  On a U.S. dollar basis, the impact of foreign exchange rates as well as lower sales in Motion Pictures were substantially offset by higher sales in Media Networks and Television Productions.  The decrease in Motion Pictures sales was primarily due to a decrease in home entertainment revenues as the previous fiscal year benefited from the strong home entertainment performances of The Amazing Spider-Man 2, 22 Jump Street and Heaven Is For Real.  Partially offsetting the decrease in home entertainment revenues was higher theatrical revenues in the current fiscal year driven by the strong worldwide theatrical performances of Spectre and Hotel Transylvania 2.  The increase in Media Networks sales was primarily due to higher advertising revenues in India and the United Kingdom.  The increase in Television Productions sales was primarily due to higher subscription video-on-demand (“SVOD”) revenues for Breaking Bad, The Blacklist and Better Call Saul.

Operating income decreased 20.0 billion yen year-on-year to 38.5 billion yen (341 million U.S. dollars).  This decrease was primarily due to the impact of the above-mentioned lower home entertainment revenues, the underperformance of The Walk and The Brothers Grimsby, and the negative impact of foreign exchange rates.  This decrease was partially offset by the above-mentioned impact of higher Media Networks sales in India and the United Kingdom and the worldwide theatrical performance of Hotel Transylvania 2.

Music

(Billions of yen, millions of U.S. dollars)
	Fiscal Year ended March 31
	2015	2016	Change in yen	2016
Sales and operating revenue	¥559.2	¥617.6	+10.4%	$5,466
Operating income	60.6	87.3	+44.1	773

The Music segment is comprised of the Recorded Music, Music Publishing and Visual Media and Platform categories.  Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes various service offerings for music and visual products and the production and distribution of animation titles.

The results presented in Music include the yen-translated results of SME, a U.S.-based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis, the results of Sony Music Entertainment (Japan) Inc., a Japan-based music company which aggregates its results in yen, and the yen-translated consolidated results of Sony/ATV Music Publishing LLC (“Sony/ATV”), a 50% owned U.S.-based joint venture in the music publishing business which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.

Due to certain changes in Sony’s organizational structure, sales and operating revenue and operating income of the Music segment of the comparable prior period have been reclassified to conform to the current presentation.  For details, please see Notes on page 11.

Sales increased 10.4% year-on-year (a 5% increase on a constant currency basis) to 617.6 billion yen (5,466 million U.S. dollars) primarily due to the impact of the depreciation of the yen against the U.S. dollar.  The increase in sales on a constant currency basis was primarily due to significantly higher Visual Media and Platform sales reflecting the continued strong performance of a game application for mobile devices.  In Recorded Music, digital streaming revenues significantly increased, partially offset by a worldwide decline in physical and digital download sales.  The current year includes the record-breaking sales of Adele’s new album 25.  Other best-selling titles included One Direction’s Made in the A.M., David Bowie’s Blackstar and Meghan Trainor’s Title.

Operating income increased 26.7 billion yen year-on-year to 87.3 billion yen (773 million U.S. dollars).  This increase was primarily due to the above-mentioned gain recorded on the remeasurement to fair value of SME’s 51% equity interest in The Orchard as well as the impact of the above-mentioned increases in digital streaming revenues in Recorded Music and in Visual Media and Platform sales.  Partially offsetting the increase was the negative impact of the above-mentioned decline in physical and digital download sales in Recorded Music.

Financial Services

(Billions of yen, millions of U.S. dollars)
	Fiscal Year ended March 31
	2015	2016	Change in yen	2016
Financial services revenue	¥1,083.6	¥1,073.1	–1.0%	$9,496
Operating income	193.3	156.5	–19.0	1,385

The Financial Services segment results include Sony Financial Holdings Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd. (“Sony Life”), Sony Assurance Inc. and Sony Bank Inc. (“Sony Bank”).  The results of Sony Life discussed in the Financial Services segment differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.

Financial services revenue was 1,073.1 billion yen (9,496 million U.S. dollars), essentially flat year-on-year.  This was primarily due to a deterioration in investment performance in the separate account at Sony Life, driven by the deterioration in the stock market, substantially offset by an increase in insurance premium revenue reflecting a steady increase in policy amount in force at Sony Life.  Revenue at Sony Life was 952.6 billion yen (8,430 million U.S. dollars), essentially flat year-on-year.

Operating income decreased 36.8 billion year-on-year to 156.5 billion yen (1,385 million U.S. dollars) mainly due to a decrease in operating income at Sony Life.  At Sony Life, operating income decreased 39.2 billion yen year-on-year to 138.8 billion yen (1,228 million U.S. dollars), mainly due to increases in the amortization of deferred insurance acquisition costs and the provision of policy reserves, primarily driven by a significant decrease in interest rates and the deterioration in the stock market.

All Other

(Billions of yen, millions of U.S. dollars)
	Fiscal Year ended March 31
	2015	2016	Change in yen	2016
Sales and operating revenue	¥386.6	¥333.2	–13.8%	$2,949
Operating income (loss)	(95.0)	2.0	–	19

All Other included costs related to the PC business in the previous fiscal year.  Due to certain changes in Sony’s organizational structure, sales and operating revenue and operating income (loss) of All Other of the comparable prior period have been reclassified to conform to the current presentation.  For details, please see Notes on page 11.

Sales decreased 13.8% year-on-year to 333.2 billion yen (2,949 million U.S. dollars).  This significant decrease in sales was primarily due to the recording of sales in the previous fiscal year from the PC business, which was sold in July 2014.

Operating income of 2.0 billion yen (19 million U.S. dollars) was recorded, compared to an operating loss of 95.0 billion yen in the previous fiscal year.  This significant improvement was primarily due to a decrease in PC exit costs, including restructuring charges and after-sales service expenses, as well as the absence in the current fiscal year of sales company fixed costs charged to the PC business in the previous fiscal year, which were allocated based on the prior year results.
*    *    *    *    *

Cash Flows

For Consolidated Statements of Cash Flows, charts showing Sony’s cash flow information for all segments, all segments excluding the Financial Services segment and the Financial Services segment alone, please refer to pages F-5 and F-17.

Operating Activities: During the current fiscal year, there was a net cash inflow of 749.1 billion yen (6,630 million U.S. dollars) from operating activities, a decrease of 5.6 billion yen, or 0.7% year-on-year.

For all segments excluding the Financial Services segment, there was a net cash inflow of 262.8 billion yen (2,327 million U.S. dollars), a decrease of 40.9 billion yen, or 13.5% year-on-year.  This decrease was primarily due to the negative impact of an increase in inventories, resulting from a larger increase in inventories in the Devices segment, compared to a decrease in the previous fiscal year, partially offset by positive factors such as a year-on-year improvement in net income after taking into account non-cash adjustments (including depreciation and amortization, other operating expense, net, deferred income taxes and equity in net income of affiliated companies) and a year-on-year smaller decrease in notes and accounts payable, trade.

The Financial Services segment had a net cash inflow of 495.3 billion yen (4,383 million U.S. dollars), an increase of 35.6 billion yen, or 7.7% year-on-year.  This increase was primarily due to an increase in insurance premium revenue at Sony Life.

Investing Activities: During the current fiscal year, Sony used 1,030.4 billion yen (9,119 million U.S. dollars) of net cash in investing activities, an increase of 390.8 billion yen, or 61.1% year-on-year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 334.9 billion yen (2,964 million U.S. dollars), an increase of 231.3 billion yen, or 223.2% year-on-year.  This increase was primarily due to an increase in the amount of fixed asset purchases, such as semiconductor manufacturing equipment, partially offset by factors such as cash inflow from the sale of certain shares of Olympus Corporation.

The Financial Services segment used 694.0 billion yen (6,142 million U.S. dollars) of net cash, an increase of 157.1 billion yen, or 29.3% year-on-year.  This increase was mainly due to a year-on-year increase in payments for investments and advances at Sony Life.

In all segments excluding the Financial Services segment, net cash used in operating and investing activities combined*1 for the current fiscal year was 72.1 billion yen (638 million U.S. dollars), a 272.1 billion yen deterioration from cash generated in the previous fiscal year.

Financing Activities: Net cash provided by financing activities during the current fiscal year was 380.1 billion yen (3,364 million U.S. dollars), compared to a net cash outflow of 263.2 billion yen in the previous fiscal year.

For all segments excluding the Financial Services segment, there was a 144.8 billion yen (1,281 million U.S. dollars) net cash inflow, compared to a net cash outflow of 315.4 billion yen in the previous fiscal year.  This change was primarily due to the issuance of new stock and convertible bonds in the current fiscal year, partially offset by factors such as repayments of long-term debt.

In the Financial Services segment, financing activities provided 224.9 billion yen (1,990 million U.S. dollars) of net cash, an increase of 180.5 billion yen, or 406.6% year-on-year.  This increase was primarily due to a larger increase in short-term borrowings and policyholders’ account at Sony Life and an increase in customer deposits at Sony Bank, compared to a decrease in the previous fiscal year.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents at March 31, 2016 was 983.6 billion yen (8,705 million U.S. dollars).  Cash and cash equivalents of all segments excluding the Financial Services segment was 749.9 billion yen (6,637 million U.S. dollars) at March 31, 2016, an increase of 8.0 billion yen, or 1.1% compared with the balance as of March 31, 2015, and a decrease of 95.1 billion yen, or 11.2% compared with the balance as of December 31, 2015.  Sony believes that it continues to maintain sufficient liquidity through access to a total, translated into yen, of 522.5 billion yen (4,624 million U.S. dollars) of unused committed lines of credit with financial institutions in addition to the cash and cash equivalents balance at March 31, 2016.  Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 233.7 billion yen (2,068 million U.S. dollars) at March 31, 2016, an increase of 26.2 billion yen, or 12.6% compared with the balance as of March 31, 2015, and a decrease of 12.0 billion yen, or 4.9% compared with the balance as of December 31, 2015.

*1 Sony has included the information for cash flow from operating and investing activities combined, excluding the Financial Services segment’s activities, as Sony’s management frequently monitors this financial measure, and believes this non-U.S. GAAP measurement is important for use in evaluating Sony’s ability to generate cash to maintain liquidity and fund debt principal and dividend payments from business activities other than its Financial Services segment.  This information is derived from the reconciliations prepared in the Condensed Statements of Cash Flows on page F-17.  This information and the separate condensed presentations shown below are not required or prepared in accordance with U.S. GAAP.  The Financial Services segment’s cash flow is excluded from the measure because SFH, which constitutes a majority of the Financial Services segment, is a separate publicly traded entity in Japan with a significant minority interest and it, as well as its subsidiaries, secure liquidity on their own.  This measure may not be comparable to those of other companies.  This measure has limitations because it does not represent residual cash flows available for discretionary expenditures principally due to the fact that the measure does not deduct the principal payments required for debt service.  Therefore, Sony believes it is important to view this measure as supplemental to its entire statement of cash flows and together with Sony’s disclosures regarding investments, available credit facilities and overall liquidity.

A reconciliation of the differences between the Consolidated Statements of Cash Flows reported and cash flows from operating and investing activities combined excluding the Financial Services segment’s activities is as follows:

	(Billions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2015	2016	2016
Net cash provided by operating activities reported in the consolidated statements of cash flows	¥754.6	¥749.1	$6,630
Net cash used in investing activities reported in the consolidated statements of cash flows	(639.6)	(1,030.4)	(9,119)
	115.0	(281.3)	(2,489)

Less: Net cash provided by operating activities within the Financial Services segment	459.7	495.3	4,383
Less: Net cash used in investing activities within the Financial Services segment	(536.9)	(694.0)	(6,142)
eliminations *2	7.8	10.5	92

Cash flow provided by (used by) operating and investing activities combined excluding the Financial Services segment’s activities	¥200.0	¥(72.1)	$(638)

*2     Eliminations primarily consist of intersegment dividend payments.

*    *    *    *    *

Consolidated Results for the Fourth Quarter ended March 31, 2016

For Consolidated Statements of Income and Business Segment Information for the three months ended March 31, 2016 and 2015, please refer to pages F-3 and F-7 respectively.

Sales for the fourth quarter ended March 31, 2016 decreased 5.9% year-on-year to 1,824.1 billion yen (16,142 million U.S. dollars).  This decrease was primarily due to the significant decrease in sales in the MC and Devices segments, partially offset by the increase in sales primarily in the G&NS and Pictures segments.

During the current quarter, the average rates of the yen were 115.4 yen against the U.S. dollar and 127.2 yen against the euro, which were 3.3% and 5.6% higher, respectively, as compared with the same quarter in the previous fiscal year.  On a constant currency basis, consolidated sales decreased 3%.  For further details about sales on a constant currency basis, see Notes on page 11.

In the MC segment, sales decreased significantly primarily due to a significant decrease in smartphone unit sales resulting from a strategic decision not to pursue scale in order to improve profitability.  In the G&NS segment, sales increased primarily due to the contribution of PS4 software sales.  In the IP&S segment, sales decreased primarily due to a decrease in unit sales of digital cameras reflecting a contraction of the market, partially offset by an improvement in the product mix of digital cameras reflecting a shift to high value-added models.  In the HE&S segment, sales decreased primarily due to a decrease in unit sales of LCD televisions, and a decrease in home audio and video unit sales.  In the Devices segment, sales decreased significantly mainly due to significant decreases in sales of image sensors and sales in the battery business.  In the Pictures segment, sales increased primarily due to higher SVOD revenues in Motion Pictures and Television Productions as well as higher subscription revenues in Media Networks in Europe and India.  In the Music segment, sales increased significantly primarily due to higher Visual Media and Platform sales.  In the Financial Services segment, revenue was essentially flat year-on-year primarily due to a deterioration in investment performance in the separate account at Sony Life, substantially offset by an increase in insurance premium revenue at Sony Life.

Operating loss decreased 4.9 billion yen year-on-year to 92.9 billion yen (822 million U.S. dollars).  This was primarily due to improvements in the results of All Other, as well as the IP&S, MC and HE&S segments.  These improvements were partially offset by the recording of an impairment charge of 59.6 billion yen (528 million U.S. dollars) in the camera module business in the Devices segment and a significant decrease in the operating income of the Financial Services segment.  In the same quarter of the previous fiscal year, an 8.6 billion yen impairment charge related to long-lived assets in the disc manufacturing business outside of Japan was recorded in All Other.

In the MC segment, operating loss decreased year-on-year mainly due to an improvement in product mix reflecting an increased focus on high value-added models and fixed cost reductions, partially offset by the above-mentioned decrease in sales.  In the G&NS segment, operating results improved year-on-year primarily due to the contribution of PS4 software sales.  In the IP&S segment, operating results improved significantly year-on-year primarily due to an improvement in the product mix of digital cameras reflecting a shift to high value-added models.  In the HE&S segment, the operating loss decreased year-on-year primarily due to an improvement in product mix reflecting a shift to high value-added models and cost reductions.  In the Devices segment, operating results deteriorated significantly year-on-year mainly due to the recording of the above-mentioned impairment charge in the camera module business and a decrease in sales.  In the Pictures segment, operating income increased primarily due to the above-mentioned increase in sales and a reduction in investigation and remediation costs, as well as the recording of insurance recoveries related to the cyberattack on SPE’s network and IT infrastructure in the Fall of 2014.  Partially offsetting this increase were higher theatrical marketing expenses and the theatrical underperformance of The Brothers Grimsby.  In the Music segment, operating income increased primarily due to the above-mentioned increase in Visual Media and Platform sales.  In the Financial Services segment, operating income decreased significantly year-on-year primarily due to increases in the amortization of deferred insurance acquisition costs and the provision of policy reserves at Sony Life, primarily driven by a significant decrease in interest rates and the deterioration in the stock market.

Restructuring charges, net, recorded as operating expenses, amounted to 16.4 billion yen (145 million U.S. dollars) for the current quarter, compared to 64.3 billion yen for the same quarter of the previous fiscal year.

Equity in net income (loss) of affiliated companies, recorded within operating loss was a loss of 0.9 billion yen (8 million U.S. dollars), compared to income of 0.2 billion yen in the same quarter of the previous fiscal year.

The net effect of other income and expenses was an expense of 6.8 billion yen (60 million U.S. dollars), an improvement of 1.9 billion yen year-on-year, primarily due to a smaller net foreign exchange loss.

Loss before income taxes decreased 6.8 billion yen year-on-year to 99.7 billion yen (882 million U.S. dollars).

Income taxes: During the current quarter, Sony recorded an income tax benefit amounting to 24.6 billion yen (217 million U.S. dollars).  This was due to the reversal of valuation allowances on deferred tax assets for local taxes by a subsidiary in Japan and an income tax benefit due to a reduction in the corporate tax rate in Japan which resulted in a reduction of net deferred tax liabilities, partially offset by increases in valuation allowances for deferred tax assets in the national tax filing group in Japan and certain foreign subsidiaries.  In the same quarter of the previous fiscal year, Sony recorded an income tax benefit amounting to 23.6 billion yen, primarily due to a reduction in the corporate tax rate in Japan which resulted in a reduction of net deferred tax liabilities.  This was partially offset by the fact that Sony Corporation and its national tax filing group in Japan, which had established valuation allowances, incurred losses and, as such Sony continued to not recognize the associated tax benefits, except to the extent of certain tax benefits associated with the impact of gains in other comprehensive income.

Net loss attributable to Sony Corporation’s stockholders, which deducts net income attributable to noncontrolling interests, decreased 18.5 billion yen year-on-year to 88.3 billion yen (782 million U.S. dollars).

*    *    *    *    *

Notes

Business Segment Realignment
Sony realigned its business segments for the fiscal year ended March 31, 2016 to reflect modifications to its organizational structure, primarily repositioning certain operations in All Other and the Devices segment.  In connection with this realignment, the operations of Sony’s disc manufacturing business in Japan, which were included in All Other, are now included in the Music segment and the operations of So-net Corporation and its subsidiaries, which were included in All Other, are now included in the MC segment.  Certain operations regarding pre-installed automotive audio products which were included in the Devices segment are now included in the HE&S segment.

In addition, the medical business, previously included in All Other, is now included in the IP&S segment as a result of a change in the Corporate Executive Officer in charge of the medical business.

In connection with these realignments, the sales and operating income (loss) of each segment in the fiscal year ended March 31, 2015 have been reclassified to conform to the presentation of the fiscal year ended March 31, 2016.

Impact of Foreign Exchange Rate Fluctuations on Sales and Operating Income (Loss)
For all segments other than Pictures and Music, the impact of foreign exchange rate fluctuations on sales is calculated by applying the change in the yen’s periodic weighted average exchange rates for the fiscal year and fourth quarter ended March 31, 2015 from the fiscal year and fourth quarter ended March 31, 2016 to the major transactional currencies in which the sales are denominated.  The impact of foreign exchange rate fluctuations on operating income (loss) described herein is calculated by subtracting from the impact on sales the impact on cost of sales and selling, general and administrative expenses calculated by applying the same major transactional currencies calculation process to cost of sales and selling, general and administrative expenses as for the impact on sales.  Since the worldwide subsidiaries of the Pictures segment and of SME and Sony/ATV in the Music segment are aggregated on a U.S. dollar basis and are translated into yen, the impact of foreign exchange rate fluctuations is calculated by applying the change in the periodic weighted average exchange rates for the fiscal year and fourth quarter ended March 31, 2015 from the fiscal year and fourth quarter ended March 31, 2016 from U.S. dollar to yen to the U.S. dollar basis operating results.  This information is not a substitute for Sony’s consolidated financial statements measured in accordance with U.S. GAAP.  However, Sony believes that these disclosures provide additional useful analytical information to investors regarding the operating performance of Sony.

*    *    *    *    *

Outlook for the Fiscal Year Ending March 31, 2017

Due to the earthquake of April 14, 2016 and subsequent earthquakes in the Kumamoto region, operations at Sony Semiconductor Manufacturing Corporation’s Kumamoto Technology Center were halted and remain suspended.  The Kumamoto Technology Center is the primary manufacturing site for image sensors for digital cameras and security cameras, as well as for micro-display devices.  It also manufactures a portion of the camera modules that are used in Sony’s smartphones.  Please refer to the press release “Status of Sony Group Manufacturing Operations Affected by 2016 Kumamoto Earthquakes (Third Update)” announced on April 28, 2016, for more details about the extent of the damages and the development of a recovery plan for the Kumamoto Technology Center as of April 28, 2016.

The impact of the earthquakes on Sony’s consolidated results for the fiscal year ending March 31, 2017 continues to be evaluated.  Under the circumstances below, Sony is currently unable to formulate a forecast for the MC, G&NS, IP&S, HE&S and Devices segments, and for the consolidated results for the fiscal year ending March 31, 2017.  Accordingly, after evaluating the impact of the earthquakes, Sony plans to announce the forecast for these five Electronics segments and for the consolidated results for the fiscal year ending March 31, 2017 in May 2016.

-	In the Devices segment, there is expected to be direct physical damage to Kumamoto Technology Center. Sony expects to incur expenses primarily for recovery and reinforcement work in response to the physical damage to the relevant portion of the Kumamoto Technology Center;
-	Sony may also incur large opportunity losses, mainly in the Devices and IP&S segments due to suspension of production for a certain period of time;
-	Due to the suspension of manufacturing operations at Kumamoto Technology Center and potential disruption to the supply of components to Sony from certain third-party suppliers that also have manufacturing facilities in the Kumamoto region, it is possible that business operations within the MC, G&NS and HE&S segments also may be affected. This potential impact is currently being evaluated.

However, in order to provide timely disclosure regarding Sony’s future performance based on currently available information, Sony is announcing the forecasts for the other segments listed below.  Sony also plans to announce the forecasts for restructuring charges, capital expenditures, depreciation and amortization, as well as research and development expenses for the fiscal year ending March 31, 2017 in May 2016.

Assumed foreign currency exchange rates of each segment for the fiscal year ending March 31, 2017: approximately 113 yen to the U.S. dollar and approximately 129 yen to the euro.

Sony realigned its business segments from the first quarter of the fiscal year ending March 31, 2017 to reflect modifications to its organizational structure as of April 1, 2016, primarily repositioning certain operations in the IP&S and Devices segments.  In connection with this realignment, the operations of the automotive camera business, which were included in the IP&S segment, will be included in the Devices segment, and the operations of the Imaging Device Development Division, which were included in Corporate and elimination, will be included in the Devices segment.

In connection with this realignment, the sales and operating revenue and operating income (loss) of each segment in the fiscal year ended March 31, 2016 have been reclassified in the chart below to conform to the presentation of the fiscal year ending March 31, 2017.

Pursuant to a separation of Sony’s businesses into distinct subsidiaries and a realignment of corporate functions, beginning from the fiscal year ending March 31, 2017, a change has been made to the method of calculating the amount of corporate costs allocated to each business segment and the amount of royalties paid by each business segment for brand and patent utilization.  As a result of this change, an impact of the increase in corporate income will be included in the forecast for All Other, Corporate and elimination for the fiscal year ending March 31, 2017.  Conversely, an increase in expenses totaling the same amount is included in the forecast for each of the following business segments: 2.7 billion yen in the Pictures segment and 2.1 billion yen in the Music segment.  There is no change to the Financial Services segment.  These changes have no impact on consolidated operating income.  Sony plans to announce the forecasts for the increased amount of corporate income in All Other, Corporate and elimination, as well as the increased expense in the five Electronics segments for the fiscal year ending March 31, 2017 in May 2016.

The forecast for each business segment is as follows:

	(Billions of yen)
	March 31, 2016 Results	March 31, 2017 Forecast	Change from March 31, 2016 Results
Mobile Communications
Sales and operating revenue	¥1,127.5	–	–
Operating loss	(61.4)	–	–
Game & Network Services
Sales and operating revenue	1,551.9	–	–
Operating income	88.7	–	–
Imaging Products & Solutions
Sales and operating revenue	684.0	–	–
Operating income	69.3	–	–
Home Entertainment & Sound
Sales and operating revenue	1,159.0	–	–
Operating income	50.6	–	–
Devices
Sales and operating revenue	963.0	–	–
Operating loss	(29.3)	–	–
Pictures
Sales and operating revenue	938.1	¥1,010	+7.7%
Operating income	38.5	43	+ ¥4.5bil
Music
Sales and operating revenue	617.6	550	–11.0%
Operating income	87.3	63	– ¥24.3bil
Financial Services
Financial services revenue	1,073.1	1,140	+6.2%
Operating income	156.5	150	– ¥6.5bil
All Other, Corporate and elimination
Operating loss	(106.0)	–	–
Consolidated
Sales and operating revenue	8,105.7	–	–
Operating income	294.2	–	–

Pictures
Sales are expected to increase year-on-year primarily due to an increase in Media Networks sales.  Operating income is expected to increase year-on-year primarily due to the impact of the above-mentioned increase in sales.

Music
Sales are expected to significantly decrease year-on-year primarily due to the impact of foreign exchange rates, as well as lower sales from Recorded Music’s titles compared to the hit titles in the fiscal year ended March 31, 2016.  Operating income is expected to decrease year-on-year primarily due to the recording of a remeasurement gain associated with acquiring the remaining shares of The Orchard in the fiscal year ended March 31, 2016, as well as the above-mentioned decrease in sales.

Financial Services
Financial services revenue is expected to increase year-on-year primarily due to an increase in insurance premium revenue, reflecting an increase in policy amount in force at Sony Life.  Operating income is expected to slightly decrease year-on-year primarily due to Sony not incorporating into the forecast the impact of market fluctuations, such as foreign exchange net gains on foreign currency-denominated customer deposits at Sony Bank which were realized in the fiscal year ended March 31, 2016.

The effects of future gains and losses on investments held by the Financial Services segment due to market fluctuations have not been incorporated within the above forecast as it is difficult for Sony to predict market trends in the future.  Accordingly, future market fluctuations could further impact the current forecast.

This forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

*    *    *    *    *

Dividend for Fiscal Year ending March 31, 2017

Sony paid 10 yen per share as an interim dividend, and plans to pay 10 yen per share starting on May 31, 2016 as the year-end dividend, resulting in a total dividend amount of 20 yen per share for the fiscal year ended March 31, 2016.  At this point in time, the amounts of the interim and year-end dividends for the fiscal year ending March 31, 2017 are undetermined.

Management Policy

On February 18, 2015, Sony announced its mid-term corporate strategy.  Sony has positioned Return on Equity (ROE) as its primary key performance indicator and has set a target for consolidated ROE of more than 10% and a target for consolidated operating profit of more than 500 billion yen for the Sony Group in the fiscal year ending March 31, 2018, the final year of its mid-range corporate plan.  The Company aims to achieve these goals and realize its transformation into a highly profitable enterprise by implementing the following key strategies:

Key strategies for business operations
●	Business management that emphasizes profitability, without necessarily pursuing volume
●	Business management that grants each business unit greater autonomy and mandates a focus on shareholder value
●	Clearly defined positioning of each business within a broader business portfolio perspective

Based on its specific characteristics and the competitive landscape, each of the Sony Group’s businesses has been classified as a “growth driver,” “stable profit generator,” or “area focusing on volatility management” in terms of its position within the Company’s overall business portfolio.  Each business has been assigned a target figure for Return on Invested Capital (ROIC) linked with the ROE target for Sony Group as a whole, and will be managed with a clear emphasis on profitability.

For additional details about the mid-term strategy announced on February 18, 2015, please refer to Sony’s Corporate Strategy Meeting webpage at http://www.sony.net/SonyInfo/IR/strategy/2015.html

Basic Views on Selection of Accounting Standards

Sony’s consolidated financial statements are prepared in accordance with U.S. GAAP.  Sony’s business is globally diversified and Sony believes that financial statements based on U.S. GAAP contribute to smooth communication with shareholders, investors, and other stakeholders inside and outside of Japan.  Sony is considering whether to adopt International Financial Reporting Standards (“IFRS”) while closely monitoring the development of new accounting standards and the stance of regulatory bodies at home and abroad.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it.  Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them.  Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending;
(ii)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated;

(iii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including televisions, game platforms and smartphones, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences;

(iv)	Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity;
(v)	Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions;
(vi)
Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments;

(vii)
Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses);

(viii)	Sony’s ability to maintain product quality;
(ix)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments;
(x)	significant volatility and disruption in the global financial markets or a ratings downgrade;
(xi)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xii)	the outcome of pending and/or future legal and/or regulatory proceedings;
(xiii)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xiv)	the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;
(xv)	Sony’s ability to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information, potential business disruptions or financial losses; and
(xvi)	risks related to catastrophic disasters or similar events.
Risks and uncertainties also include the impact of any future events with material adverse impact.

Investor Relations Contacts:
Tokyo	New York	London
Atsuko Murakami	Justin Hill	Toshiyuki Takahashi
+81-(0)3-6748-2111	+1-212-833-6722	+44-(0)1932-816-000

IR home page: http://www.sony.net/IR/
Presentation slides: http://www.sony.net/SonyInfo/IR/financial/fr/15q4_sonypre.pdf

Consolidated Financial Statements
Consolidated Balance Sheets
	(Millions of yen, millions of U.S. dollars)
	March 31	March 31	Change from		March 31
ASSETS	2015	2016	March 31, 2015		2016
Current assets:
Cash and cash equivalents	¥949,413	¥983,612	¥	+34,199	$8,705
Marketable securities	936,731	946,397		+9,666	8,375
Notes and accounts receivable, trade	986,500	926,375		-60,125	8,198
Allowance for doubtful accounts and sales returns	(86,598)	(72,783)		+13,815	(644)
Inventories	665,432	683,146		+17,714	6,046
Other receivables	231,947	206,058		-25,889	1,824
Deferred income taxes	47,788	40,940		-6,848	362
Prepaid expenses and other current assets	466,688	482,982		+16,294	4,273
Total current assets	4,197,901	4,196,727		-1,174	37,139

Film costs	305,232	301,228		-4,004	2,666

Investments and advances:
Affiliated companies	171,063	164,874		-6,189	1,459
Securities investments and other	8,360,290	9,069,209		+708,919	80,259
	8,531,353	9,234,083		+702,730	81,718

Property, plant and equipment:
Land	123,629	121,707		-1,922	1,077
Buildings	679,125	655,379		-23,746	5,800
Machinery and equipment	1,764,241	1,795,991		+31,750	15,894
Construction in progress	35,786	69,286		+33,500	613
	2,602,781	2,642,363		+39,582	23,384
Less-Accumulated depreciation	1,863,496	1,821,545		-41,951	16,120
	739,285	820,818		+81,533	7,264

Other assets:
Intangibles, net	642,361	615,754		-26,607	5,449
Goodwill	561,255	606,290		+45,035	5,365
Deferred insurance acquisition costs	520,571	511,834		-8,737	4,530
Deferred income taxes	89,637	97,639		+8,002	864
Other	246,736	289,017		+42,281	2,557
	2,060,560	2,120,534		+59,974	18,765

Total assets	¥15,834,331	¥16,673,390	¥	+839,059	$147,552

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥62,008	¥149,272	¥	+87,264	$1,321
Current portion of long-term debt	159,517	187,668		+28,151	1,661
Notes and accounts payable, trade	622,215	550,964		-71,251	4,876
Accounts payable, other and accrued expenses	1,374,099	1,367,115		-6,984	12,098
Accrued income and other taxes	98,414	88,865		-9,549	786
Deposits from customers in the banking business	1,872,965	1,912,673		+39,708	16,926
Other	556,372	574,193		+17,821	5,082
Total current liabilities	4,745,590	4,830,750		+85,160	42,750

Long-term debt	712,087	556,605		-155,482	4,926
Accrued pension and severance costs	298,753	462,384		+163,631	4,092
Deferred income taxes	445,876	450,926		+5,050	3,990
Future insurance policy benefits and other	4,122,372	4,509,215		+386,843	39,905
Policyholders’ account in the life insurance business	2,259,514	2,401,320		+141,806	21,251
Other	316,422	330,302		+13,880	2,922
Total liabilities	12,900,614	13,541,502		+640,888	119,836

Redeemable noncontrolling interest	5,248	7,478		+2,230	66

Equity:
Sony Corporation’s stockholders’ equity:
Common stock	707,038	858,867		+151,829	7,601
Additional paid-in capital	1,185,777	1,325,719		+139,942	11,732
Retained earnings	813,765	936,331		+122,566	8,286
Accumulated other comprehensive income	(385,283)	(653,318)		-268,035	(5,782)
Treasury stock, at cost	(4,220)	(4,259)		-39	(38)
	2,317,077	2,463,340		+146,263	21,799

Noncontrolling interests	611,392	661,070		+49,678	5,851
Total equity	2,928,469	3,124,410		+195,941	27,650
Total liabilities and equity	¥15,834,331	¥16,673,390	¥	+839,059	$147,552

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)
	Fiscal year ended March 31
	2015	2016	Change from 2015	2016
Sales and operating revenue:
Net sales	¥7,035,537	¥6,949,357		$61,499
Financial services revenue	1,077,604	1,066,319		9,436
Other operating revenue	102,739	90,036		797
	8,215,880	8,105,712	-1.3%	71,732

Costs and expenses:
Cost of sales	5,275,144	5,166,894		45,725
Selling, general and administrative	1,811,461	1,691,930		14,973
Financial services expenses	882,990	907,758		8,033
Other operating expense, net	181,658	47,171		417
	8,151,253	7,813,753	-4.1	69,148

Equity in net income of affiliated companies	3,921	2,238	-42.9	20

Operating income	68,548	294,197	+329.2	2,604

Other income:
Interest and dividends	12,887	12,455		110
Gain on sale of securities investments, net	8,714	52,068		461
Other	3,475	2,326		21
	25,076	66,849	+166.6	592

Other expenses:
Interest	23,600	25,286		224
Loss on devaluation of securities investments	852	3,309		29
Foreign exchange loss, net	20,533	20,565		182
Other	8,910	7,382		66
	53,895	56,542	+4.9	501

Income before income taxes	39,729	304,504	+666.5	2,695

Income taxes	88,733	94,789		839

Net income (loss)	(49,004)	209,715	–	1,856

Less - Net income attributable to noncontrolling interests	76,976	61,924		548

Net income (loss) attributable to Sony Corporation’s stockholders	¥(125,980)	¥147,791	–%	$1,308

Per share data:
Net income (loss) attributable to Sony Corporation’s stockholders
— Basic	¥(113.04)	¥119.40	–%	$1.06
— Diluted	(113.04)	117.49	–	1.04

Consolidated Statements of Comprehensive Income
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2015	2016	Change from 2015	2016

Net income (loss)	¥(49,004)	¥209,715	–%	$1,856

Other comprehensive income, net of tax –
Unrealized gains on securities	38,718	2,220		20
Unrealized losses on derivative instruments	－	(1,198)		(11)
Pension liability adjustment	(21,187)	(171,753)		(1,520)
Foreign currency translation adjustments	65,790	(83,899)		(742)

Total comprehensive income (loss)	34,317	(44,915)	–	(397)

Less - Comprehensive income attributable to noncontrolling interests	93,995	75,329		667

Comprehensive loss attributable to Sony Corporation’s stockholders	¥(59,678)	¥(120,244)	–%	$(1,064)

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)
	Three months ended March 31
	2015	2016	Change from 2015	2016
Sales and operating revenue:
Net sales	¥1,650,087	¥1,543,758		$13,662
Financial services revenue	260,451	259,227		2,294
Other operating revenue	27,174	21,116		186
	1,937,712	1,824,101	-5.9%	16,142

Costs and expenses:
Cost of sales	1,296,161	1,180,989		10,451
Selling, general and administrative	508,529	433,482		3,836
Financial services expenses	209,106	241,279		2,135
Other operating expense, net	21,908	60,317		534
	2,035,704	1,916,067	-5.9	16,956

Equity in net income (loss) of affiliated companies	219	(907)	–	(8)

Operating loss	(97,773)	(92,873)	–	(822)

Other income:
Interest and dividends	3,727	3,400		30
Gain on sale of securities investments, net	86	272		2
Other	1,383	785		8
	5,196	4,457	-14.2	40

Other expenses:
Interest	5,199	5,965		53
Loss on devaluation of securities investments	418	3,058		27
Foreign exchange loss, net	5,358	263		2
Other	2,969	1,978		18
	13,944	11,264	-19.2	100

Loss before income taxes	(106,521)	(99,680)	–	(882)

Income taxes	(23,553)	(24,565)		(217)

Net loss	(82,968)	(75,115)	–	(665)

Less - Net income attributable to noncontrolling interests	23,822	13,222		117

Net loss attributable to Sony Corporation’s stockholders	¥(106,790)	¥(88,337)	–%	$(782)

Per share data:
Net loss attributable to Sony Corporation’s stockholders
— Basic	¥(91.39)	¥(70.03)	–%	$(0.62)
— Diluted	(91.39)	(70.03)	–	(0.62)

Consolidated Statements of Comprehensive Income
	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
	2015	2016	Change from 2015	2016

Net loss	¥(82,968)	¥(75,115)	–%	$(665)

Other comprehensive income, net of tax –
Unrealized gains (losses) on securities	(10,672)	37,084		328
Unrealized losses on derivative instruments	–	(3,312)		(29)
Pension liability adjustment	(21,185)	(173,119)		(1,532)
Foreign currency translation adjustments	(39,978)	(61,660)		(546)

Total comprehensive loss	(154,803)	(276,122)	–	(2,444)

Less - Comprehensive income attributable to noncontrolling interests	21,859	28,283		250

Comprehensive loss attributable to Sony Corporation’s stockholders	¥(176,662)	¥(304,405)	–%	$(2,694)

Consolidated Statements of Changes in Stockholders' Equity

								(Millions of yen)

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2014	¥646,654	¥1,127,090	¥940,262	¥(451,585)	¥(4,284)	¥2,258,137	¥525,004	¥2,783,141
Exercise of stock acquisition rights	994	994				1,988		1,988
Conversion of zero coupon convertible bonds	59,390	59,390				118,780		118,780
Stock based compensation		873				873		873

Comprehensive income:
Net income (loss)			(125,980)			(125,980)	76,976	(49,004)
Other comprehensive income, net of tax
Unrealized gains on securities				26,644		26,644	12,074	38,718
Pension liability adjustment				(21,092)		(21,092)	(95)	(21,187)
Foreign currency translation adjustments				60,750		60,750	5,040	65,790
Total comprehensive income (loss)						(59,678)	93,995	34,317

Stock issue costs, net of tax			(517)			(517)		(517)
Dividends declared			–			–	(14,108)	(14,108)
Purchase of treasury stock					(101)	(101)		(101)
Reissuance of treasury stock		(99)			165	66		66
Transactions with noncontrolling interests shareholders and other		(2,471)				(2,471)	6,501	4,030
Balance at March 31, 2015	¥707,038	¥1,185,777	¥813,765	¥(385,283)	¥(4,220)	¥2,317,077	¥611,392	¥2,928,469

Balance at March 31, 2015	¥707,038	¥1,185,777	¥813,765	¥(385,283)	¥(4,220)	¥2,317,077	¥611,392	¥2,928,469
Issuance of new shares	150,854	150,854				301,708		301,708
Exercise of stock acquisition rights	975	975				1,950		1,950
Stock based compensation		1,516				1,516		1,516

Comprehensive income:
Net income			147,791			147,791	61,924	209,715
Other comprehensive income, net of tax
Unrealized gains (losses) on securities				(13,417)		(13,417)	15,637	2,220
Unrealized losses on derivative instruments				(1,198)		(1,198)		(1,198)
Pension liability adjustment				(170,608)		(170,608)	(1,145)	(171,753)
Foreign currency translation adjustments				(82,812)		(82,812)	(1,087)	(83,899)
Total comprehensive income (loss)						(120,244)	75,329	(44,915)

Stock issue costs, net of tax		(1,478)				(1,478)		(1,478)
Dividends declared			(25,225)			(25,225)	(20,868)	(46,093)
Purchase of treasury stock					(110)	(110)		(110)
Reissuance of treasury stock		(12)			71	59		59
Transactions with noncontrolling interests shareholders and other		(11,913)				(11,913)	(4,783)	(16,696)
Balance at March 31, 2016	¥858,867	¥1,325,719	¥936,331	¥(653,318)	¥(4,259)	¥2,463,340	¥661,070	¥3,124,410

							(Millions of U.S. dollars)

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2015	$6,257	$10,493	$7,201	$(3,410)	$(37)	$20,504	$5,411	$25,915
Issuance of new shares	1,335	1,335				2,670		2,670
Exercise of stock acquisition rights	9	9				18		18
Stock based compensation		13				13		13

Comprehensive income:
Net income			1,308			1,308	548	1,856
Other comprehensive income, net of tax
Unrealized gains (losses) on securities				(118)		(118)	138	20
Unrealized losses on derivative instruments				(11)		(11)		(11)
Pension liability adjustment				(1,510)		(1,510)	(10)	(1,520)
Foreign currency translation adjustments				(733)		(733)	(9)	(742)
Total comprehensive income (loss)						(1,064)	667	(397)

Stock issue costs, net of tax		(13)				(13)		(13)
Dividends declared			(223)			(223)	(185)	(408)
Purchase of treasury stock					(2)	(2)		(2)
Reissuance of treasury stock		(0)			1	1		1
Transactions with noncontrolling interests shareholders and other		(105)				(105)	(42)	(147)
Balance at March 31, 2016	$7,601	$11,732	$8,286	$(5,782)	$(38)	$21,799	$5,851	$27,650

Consolidated Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2015	2016	2016
Cash flows from operating activities:
Net income (loss)	¥(49,004)	¥209,715	$1,856
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization, including amortization of deferred insurance acquisition costs	354,624	397,091	3,514
Amortization of film costs	272,941	299,587	2,651
Accrual for pension and severance costs, less payments	9,638	(6,383)	(56)
Other operating expense, net	181,658	47,171	417
Gain on sale or devaluation of securities investments, net	(7,916)	(48,857)	(432)
(Gain) loss on revaluation of marketable securities held in the financial services business for trading purposes, net	(100,729)	44,821	397
(Gain) loss on revaluation or impairment of securities investments held in the financial services business, net	(1,397)	2,653	23
Deferred income taxes	7,982	211	2
Equity in net income of affiliated companies, net of dividends	2,269	5,045	45
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade	33,843	(5,828)	(52)
(Increase) decrease in inventories	113,485	(57,804)	(512)
Increase in film costs	(252,403)	(318,391)	(2,818)
Decrease in notes and accounts payable, trade	(118,577)	(49,525)	(438)
Decrease in accrued income and other taxes	(11,033)	(23,607)	(209)
Increase in future insurance policy benefits and other	460,336	403,392	3,570
Increase in deferred insurance acquisition costs	(79,861)	(83,774)	(741)
Increase in marketable securities held in the financial services business for trading purposes	(51,565)	(107,433)	(951)
Decrease in other current assets	16,276	21,299	188
Increase (decrease) in other current liabilities	86,718	(25,751)	(228)
Other	(112,645)	45,457	404
Net cash provided by operating activities	754,640	749,089	6,630

Cash flows from investing activities:
Payments for purchases of fixed assets	(215,916)	(375,411)	(3,322)
Proceeds from sales of fixed assets	36,777	26,472	234
Payments for investments and advances by financial services business	(960,045)	(1,221,093)	(10,806)
Payments for investments and advances (other than financial services business)	(20,029)	(20,830)	(184)
Proceeds from sales or return of investments and collections of advances by financial services business	482,537	534,072	4,726
Proceeds from sales or return of investments and collections of advances (other than financial services business)	49,479	81,535	722
Proceeds from sales of businesses	93	17,790	157
Other	(12,532)	(72,938)	(646)
Net cash used in investing activities	(639,636)	(1,030,403)	(9,119)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	18,507	19,076	169
Payments of long-term debt	(258,102)	(270,669)	(2,395)
Increase (decrease) in short-term borrowings, net	(51,013)	98,153	869
Increase in deposits from customers in the financial services business, net	57,464	165,169	1,462
Proceeds from issuance of convertible bonds	–	120,000	1,062
Proceeds from issuance of new shares	–	301,708	2,670
Dividends paid	(13,160)	(12,751)	(113)
Other	(16,891)	(40,564)	(360)
Net cash provided by (used in) financing activities	(263,195)	380,122	3,364

Effect of exchange rate changes on cash and cash equivalents	51,138	(64,609)	(572)

Net increase (decrease) in cash and cash equivalents	(97,053)	34,199	303
Cash and cash equivalents at beginning of the fiscal year	1,046,466	949,413	8,402

Cash and cash equivalents at end of the fiscal year	¥949,413	¥983,612	$8,705

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Sales and operating revenue	2015	2016	Change	2016

Mobile Communications
Customers	¥1,409,179	¥1,121,925	-20.4%	$9,929
Intersegment	1,036	5,548		49
Total	1,410,215	1,127,473	-20.0	9,978

Game & Network Services
Customers	1,292,146	1,479,775	+14.5	13,095
Intersegment	95,883	72,118		639
Total	1,388,029	1,551,893	+11.8	13,734

Imaging Products & Solutions
Customers	720,138	704,468	-2.2	6,234
Intersegment	3,712	6,724		60
Total	723,850	711,192	-1.7	6,294

Home Entertainment & Sound
Customers	1,235,686	1,155,085	-6.5	10,222
Intersegment	2,371	3,957		35
Total	1,238,057	1,159,042	-6.4	10,257

Devices
Customers	725,960	766,757	+5.6	6,785
Intersegment	201,120	169,023		1,496
Total	927,080	935,780	+0.9	8,281

Pictures
Customers	876,314	935,827	+6.8	8,282
Intersegment	2,367	2,315		20
Total	878,681	938,142	+6.8	8,302

Music
Customers	540,504	600,969	+11.2	5,318
Intersegment	18,740	16,675		148
Total	559,244	617,644	+10.4	5,466

Financial Services
Customers	1,077,604	1,066,319	-1.0	9,436
Intersegment	6,025	6,750		60
Total	1,083,629	1,073,069	-1.0	9,496

All Other
Customers	298,694	242,149	-18.9	2,143
Intersegment	87,909	91,092		806
Total	386,603	333,241	-13.8	2,949

Corporate and elimination	(379,508)	(341,764)	–	(3,025)
Consolidated total	¥8,215,880	¥8,105,712	-1.3%	$71,732

Game & Network Services (“G&NS”) intersegment amounts primarily consist of transactions with All Other.
Devices intersegment amounts primarily consist of transactions with the Mobile Communications (“MC”) segment, the G&NS segment and the Imaging Products & Solutions (“IP&S”) segment.
All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the G&NS segment.
Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Operating income (loss)	2015	2016	Change	2016

Mobile Communications	¥(217,574)	¥(61,435)	–%	$(544)
Game & Network Services	48,104	88,668	+84.3	785
Imaging Products & Solutions	41,779	72,134	+72.7	638
Home Entertainment & Sound	24,102	50,558	+109.8	447
Devices	89,031	(28,580)	–	(253)
Pictures	58,527	38,507	-34.2	341
Music	60,604	87,323	+44.1	773
Financial Services	193,307	156,543	-19.0	1,385
All Other	(94,977)	2,009	–	19
Total	202,903	405,727	+100.0	3,591

Corporate and elimination	(134,355)	(111,530)	–	(987)
Consolidated total	¥68,548	¥294,197	+329.2%	$2,604

The 2015 segment disclosure above has been reclassified to reflect the change in the business segment classification discussed in Note 5.
Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.
Corporate and elimination includes headquarters restructuring costs, restructuring costs related to the reduction in scale of sales companies following the decision to exit from the PC business, and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

Within the Home Entertainment & Sound (“HE&S”) segment, the operating income of Televisions, which primarily consists of LCD televisions, for the fiscal years ended March 31, 2015 and 2016 was 8,286 million yen and 25,812 million yen, respectively. The operating income of Televisions excludes restructuring charges which are included in the overall segment results and are not allocated to product categories.

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
Sales and operating revenue	2015	2016	Change	2016

Mobile Communications
Customers	¥294,625	¥181,848	-38.3%	$1,609
Intersegment	286	1,362		12
Total	294,911	183,210	-37.9	1,621

Game & Network Services
Customers	275,782	307,575	+11.5	2,722
Intersegment	13,701	7,959		70
Total	289,483	315,534	+9.0	2,792

Imaging Products & Solutions
Customers	176,142	158,520	-10.0	1,403
Intersegment	1,178	1,864		16
Total	177,320	160,384	-9.6	1,419

Home Entertainment & Sound
Customers	234,091	213,833	-8.7	1,892
Intersegment	317	1,003		9
Total	234,408	214,836	-8.3	1,901

Devices
Customers	190,623	161,904	-15.1	1,433
Intersegment	34,013	28,001		248
Total	224,636	189,905	-15.5	1,681

Pictures
Customers	293,271	321,021	+9.5	2,841
Intersegment	1,877	(289)		(3)
Total	295,148	320,732	+8.7	2,838

Music
Customers	146,117	161,956	+10.8	1,433
Intersegment	4,946	5,592		50
Total	151,063	167,548	+10.9	1,483

Financial Services
Customers	260,451	259,227	-0.5	2,294
Intersegment	1,709	1,681		15
Total	262,160	260,908	-0.5	2,309

All Other
Customers	60,791	50,566	-16.8	447
Intersegment	20,159	23,613		209
Total	80,950	74,179	-8.4	656

Corporate and elimination	(72,367)	(63,135)	–	(558)
Consolidated total	¥1,937,712	¥1,824,101	-5.9%	$16,142

The G&NS intersegment amounts primarily consist of transactions with All Other.
Devices intersegment amounts primarily consist of transactions with the MC segment, the G&NS segment and the IP&S segment.
All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the G&NS segment.
Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
Operating income (loss)	2015	2016	Change	2016

Mobile Communications	¥(55,733)	¥(42,058)	–%	$(372)
Game & Network Services	(5,613)	5,121	–	45
Imaging Products & Solutions	(9,600)	6,456	–	57
Home Entertainment & Sound	(19,790)	(7,279)	–	(64)
Devices	(4,637)	(79,940)	–	(707)
Pictures	45,518	52,302	+14.9	463
Music	10,884	13,576	+24.7	120
Financial Services	50,999	17,176	-66.3	152
All Other	(48,454)	(4,311)	–	(39)
Total	(36,426)	(38,957)	–	(345)

Corporate and elimination	(61,347)	(53,916)	–	(477)
Consolidated total	¥(97,773)	¥(92,873)	–%	$(822)

The 2015 segment disclosure above has been reclassified to reflect the change in the business segment classification discussed in Note 5.
Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.
Corporate and elimination includes headquarters restructuring costs, restructuring costs related to the reduction in scale of sales companies following the decision to exit from the PC business, and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

Within the HE&S segment, the operating loss of Televisions, which primarily consists of LCD televisions, for the three months ended March 31, 2015 and 2016 was 13,808 million yen and 6,749 million yen, respectively. The operating loss of Televisions excludes restructuring charges which are included in the overall segment results and are not allocated to product categories.

Sales to Customers by Product Category
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Sales and operating revenue (to external customers)	2015	2016	Change	2016

Mobile Communications	¥1,409,179	¥1,121,925	-20.4%	$9,929

Game & Network Services
Hardware	733,757	721,829	-1.6	6,388
Network	351,467	529,318	+50.6	4,684
Other	206,922	228,628	+10.5	2,023
Total	1,292,146	1,479,775	+14.5	13,095

Imaging Products & Solutions
Digital Imaging Products	432,594	418,232	-3.3	3,701
Professional Solutions	271,903	262,675	-3.4	2,325
Other	15,641	23,561	+50.6	208
Total	720,138	704,468	-2.2	6,234

Home Entertainment & Sound
Televisions	835,068	797,764	-4.5	7,060
Audio and Video	396,814	354,946	-10.6	3,141
Other	3,804	2,375	-37.6	21
Total	1,235,686	1,155,085	-6.5	10,222

Devices
Semiconductors	501,015	558,983	+11.6	4,947
Components	217,935	197,316	-9.5	1,746
Other	7,010	10,458	+49.2	92
Total	725,960	766,757	+5.6	6,785

Pictures
Motion Pictures	434,253	447,355	+3.0	3,959
Television Productions	252,456	270,115	+7.0	2,390
Media Networks	189,605	218,357	+15.2	1,933
Total	876,314	935,827	+6.8	8,282

Music
Recorded Music	383,350	412,718	+7.7	3,652
Music Publishing	70,959	71,258	+0.4	631
Visual Media and Platform	86,195	116,993	+35.7	1,035
Total	540,504	600,969	+11.2	5,318

Financial Services	1,077,604	1,066,319	-1.0	9,436
All Other	298,694	242,149	-18.9	2,143
Corporate	39,655	32,438	-18.2	288
Consolidated total	¥8,215,880	¥8,105,712	-1.3%	$71,732

The above table includes a breakdown of sales and operating revenue to external customers for certain segments shown in the Business Segment Information on page F-6. Sony management views each segment as a single operating segment. However, Sony believes that the breakdown of sales and operating revenue to external customers for the segments in this table is useful to investors in understanding sales by product category.

Sony has realigned its product category configuration from the fiscal year ended March 31, 2016. In connection with the realignment, all prior period sales amounts by product category in the table above have been reclassified to conform to the current presentation.

In the G&NS segment, Hardware includes home and portable game consoles; Network includes network services relating to game, video, and music content provided by Sony Network Entertainment International LLC (consolidated into Sony Interactive Entertainment LLC on April 1, 2016); Other includes packaged software and peripheral devices. In the IP&S segment, Digital Imaging Products includes compact digital cameras, interchangeable single-lens cameras and video cameras; Professional Solutions includes broadcast- and professional-use products; Other includes operating revenues and flow cytometers. In the HE&S segment, Televisions includes LCD televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones, and memory-based portable audio devices. In the Devices segment, Semiconductors includes image sensors and camera modules; Components includes batteries and recording media. In the Pictures segment, Motion Pictures includes the production, acquisition and distribution of motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks. In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes various service offerings for music and visual products and the production and distribution of animation titles.

Sales to Customers by Product Category
	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
Sales and operating revenue (to external customers)	2015	2016	Change	2016

Mobile Communications	¥294,625	¥181,848	-38.3%	$1,609

Game & Network Services
Hardware	114,451	97,341	-14.9	861
Network	109,066	159,916	+46.6	1,415
Other	52,265	50,318	-3.7	446
Total	275,782	307,575	+11.5	2,722

Imaging Products & Solutions
Digital Imaging Products	90,533	78,835	-12.9	698
Professional Solutions	80,707	73,201	-9.3	648
Other	4,902	6,484	+32.3	57
Total	176,142	158,520	-10.0	1,403

Home Entertainment & Sound
Televisions	149,765	147,366	-1.6	1,304
Audio and Video	82,364	66,498	-19.3	588
Other	1,962	(31)	–	0
Total	234,091	213,833	-8.7	1,892

Devices
Semiconductors	135,088	113,177	-16.2	1,002
Components	54,194	45,905	-15.3	406
Other	1,341	2,822	+110.4	25
Total	190,623	161,904	-15.1	1,433

Pictures
Motion Pictures	131,565	148,888	+13.2	1,318
Television Productions	114,004	121,944	+7.0	1,079
Media Networks	47,702	50,189	+5.2	444
Total	293,271	321,021	+9.5	2,841

Music
Recorded Music	101,315	101,186	-0.1	895
Music Publishing	21,630	18,995	-12.2	168
Visual Media and Platform	23,172	41,775	+80.3	370
Total	146,117	161,956	+10.8	1,433

Financial Services	260,451	259,227	-0.5	2,294
All Other	60,791	50,566	-16.8	447
Corporate	5,819	7,651	+31.5	68
Consolidated total	¥1,937,712	¥1,824,101	-5.9%	$16,142

The above table includes a breakdown of sales and operating revenue to external customers for certain segments shown in the Business Segment Information on page F-7. Sony management views each segment as a single operating segment. However, Sony believes that the breakdown of sales and operating revenue to external customers for the segments in this table is useful to investors in understanding sales by product category.

Sony has realigned its product category configuration from the fiscal year ended March 31, 2016. In connection with the realignment, all prior period sales amounts by product category in the table above have been reclassified to conform to the current presentation.

In the G&NS segment, Hardware includes home and portable game consoles; Network includes network services relating to game, video, and music content provided by Sony Network Entertainment International LLC (consolidated into Sony Interactive Entertainment LLC on April 1, 2016); Other includes packaged software and peripheral devices. In the IP&S segment, Digital Imaging Products includes compact digital cameras, interchangeable single-lens cameras and video cameras; Professional Solutions includes broadcast- and professional-use products; Other includes operating revenues and flow cytometers. In the HE&S segment, Televisions includes LCD televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones, and memory-based portable audio devices. In the Devices segment, Semiconductors includes image sensors and camera modules; Components includes batteries and recording media. In the Pictures segment, Motion Pictures includes the production, acquisition and distribution of motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks. In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes various service offerings for music and visual products and the production and distribution of animation titles.

Other Items
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Depreciation and amortization	2015	2016	Change	2016

Mobile Communications	¥24,128	¥24,186	+0.2%	$214
Game & Network Services	18,336	20,798	+13.4	184
Imaging Products & Solutions	32,622	28,472	-12.7	252
Home Entertainment & Sound	25,238	21,781	-13.7	193
Devices	87,795	105,975	+20.7	938
Pictures	19,980	22,375	+12.0	198
Music	14,644	17,795	+21.5	157
Financial Services, including deferred insurance acquisition costs	66,223	102,270	+54.4	905
All Other	11,507	10,286	-10.6	91
Total	300,473	353,938	+17.8	3,132

Corporate	54,151	43,153	-20.3	382
Consolidated total	¥354,624	¥397,091	+12.0%	$3,514

	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31, 2015
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	¥5,706	¥85	¥5,791
Game & Network Services	7,272	–	7,272
Imaging Products & Solutions	6,625	714	7,339
Home Entertainment & Sound	1,960	–	1,960
Devices	6,996	426	7,422
Pictures	1,918	–	1,918
Music	2,114	–	2,114
Financial Services	–	–	–
All Other and Corporate	58,098	6,122	64,220
Consolidated total	¥90,689	¥7,347	¥98,036

	Fiscal year ended March 31, 2016
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	¥20,928	¥710	¥21,638
Game & Network Services	135	–	135
Imaging Products & Solutions	204	–	204
Home Entertainment & Sound	1,207	–	1,207
Devices	(91)	–	(91)
Pictures	1,601	5	1,606
Music	1,868	–	1,868
Financial Services	–	–	–
All Other and Corporate	10,675	1,017	11,692
Consolidated total	¥36,527	¥1,732	¥38,259

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

	Fiscal year ended March 31, 2016
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	$185	$6	$191
Game & Network Services	1	–	1
Imaging Products & Solutions	2	–	2
Home Entertainment & Sound	11	–	11
Devices	(1)	–	(1)
Pictures	14	0	14
Music	17	–	17
Financial Services	–	–	–
All Other and Corporate	95	9	104
Consolidated total	$324	$15	$339

Other Items
	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
Depreciation and amortization	2015	2016	Change	2016

Mobile Communications	¥6,156	¥5,930	-3.7%	$52
Game & Network Services	5,170	6,048	+17.0	54
Imaging Products & Solutions	9,531	7,318	-23.2	65
Home Entertainment & Sound	6,639	4,966	-25.2	44
Devices	23,226	27,069	+16.5	240
Pictures	5,483	5,730	+4.5	51
Music	3,729	4,340	+16.4	38
Financial Services, including deferred insurance acquisition costs	23,232	45,700	+96.7	404
All Other	4,300	2,729	-36.5	24
Total	87,466	109,830	+25.6	972

Corporate	16,078	12,131	-24.5	107
Consolidated total	¥103,544	¥121,961	+17.8%	$1,079

	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31, 2015
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	¥3,881	¥63	¥3,944
Game & Network Services	7,196	–	7,196
Imaging Products & Solutions	6,110	714	6,824
Home Entertainment & Sound	1,380	–	1,380
Devices	3,427	410	3,837
Pictures	1,736	–	1,736
Music	737	–	737
Financial Services	–	–	–
All Other and Corporate	33,182	5,466	38,648
Consolidated total	¥57,649	¥6,653	¥64,302

	Three months ended March 31, 2016
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	¥6,628	¥64	¥6,692
Game & Network Services	–	–	–
Imaging Products & Solutions	140	–	140
Home Entertainment & Sound	704	–	704
Devices	(121)	–	(121)
Pictures	1,600	5	1,605
Music	1,429	–	1,429
Financial Services	–	–	–
All Other and Corporate	5,926	66	5,992
Consolidated total	¥16,306	¥135	¥16,441

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

	Three months ended March 31, 2016
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	$58	$1	$59
Game & Network Services	–	–	–
Imaging Products & Solutions	1	–	1
Home Entertainment & Sound	6	–	6
Devices	(1)	–	(1)
Pictures	14	0	14
Music	13	–	13
Financial Services	–	–	–
All Other and Corporate	53	0	53
Consolidated total	$144	$1	$145

Geographic Information
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Sales and operating revenue (to external customers)	2015	2016	Change	2016

Japan	¥2,233,776	¥2,317,312	+3.7%	$20,507
United States	1,528,097	1,733,759	+13.5	15,343
Europe	1,932,941	1,881,329	-2.7	16,649
China	546,697	540,497	-1.1	4,783
Asia-Pacific	1,052,453	959,171	-8.9	8,488
Other Areas	921,916	673,644	-26.9	5,962
Total	¥8,215,880	¥8,105,712	-1.3%	$71,732

	Three months ended March 31
Sales and operating revenue (to external customers)	2015	2016	Change	2016

Japan	¥567,916	¥571,116	+0.6%	$5,054
United States	398,946	401,279	+0.6	3,551
Europe	411,017	412,596	+0.4	3,651
China	113,277	109,127	-3.7	966
Asia-Pacific	239,685	202,104	-15.7	1,789
Other Areas	206,871	127,879	-38.2	1,131
Total	¥1,937,712	¥1,824,101	-5.9%	$16,142

Geographic Information shows sales and operating revenue recognized by location of customers.
Major countries and areas in each geographic segment excluding Japan, United States and China are as follows:
(1) Europe: United Kingdom, France, Germany, Russia, Spain and Sweden
(2) Asia-Pacific: India, South Korea and Oceania
(3) Other Areas: The Middle East/Africa, Brazil, Mexico and Canada

Condensed Financial Services Financial Statements

The results of the Financial Services segment are included in Sony’s consolidated financial statements. The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services. These presentations are not in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which is used by Sony to prepare its consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, then eliminated in the consolidated figures shown below.

Condensed Balance Sheets
	(Millions of yen, millions of U.S. dollars)
Financial Services	March 31	March 31
	2015	2016	2016
ASSETS
Current assets:
Cash and cash equivalents	¥207,527	¥233,701	$2,068
Marketable securities	933,424	943,195	8,347
Other	147,663	151,248	1,338
	1,288,614	1,328,144	11,753

Investments and advances	8,217,715	9,004,981	79,690
Property, plant and equipment	17,305	18,047	160
Other assets:
Deferred insurance acquisition costs	520,571	511,834	4,530
Other	45,645	52,523	465
	566,216	564,357	4,995
Total assets	¥10,089,850	¥10,915,529	$96,598

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥6,351	¥93,398	$827
Deposits from customers in the banking business	1,872,965	1,912,673	16,926
Other	199,098	203,161	1,798
	2,078,414	2,209,232	19,551

Long-term debt	44,460	34,567	306
Future insurance policy benefits and other	4,122,372	4,509,215	39,905
Policyholders’ account in the life insurance business	2,259,514	2,401,320	21,251
Other	335,964	374,359	3,312
Total liabilities	8,840,724	9,528,693	84,325

Equity:
Stockholders’ equity of Financial Services	1,247,840	1,385,515	12,261
Noncontrolling interests	1,286	1,321	12
Total equity	1,249,126	1,386,836	12,273
Total liabilities and equity	¥10,089,850	¥10,915,529	$96,598

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	March 31	March 31
	2015	2016	2016
ASSETS
Current assets:
Cash and cash equivalents	¥741,886	¥749,911	$6,637
Marketable securities	3,307	3,202	28
Notes and accounts receivable, trade	893,847	847,788	7,503
Other	1,272,562	1,272,710	11,262
	2,911,602	2,873,611	25,430

Film costs	305,232	301,228	2,666
Investments and advances	395,189	309,184	2,736
Investments in Financial Services, at cost	111,476	111,476	987
Property, plant and equipment	720,694	801,485	7,093
Other assets	1,497,805	1,559,646	13,802
Total assets	¥5,941,998	¥5,956,630	$52,714

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥215,175	¥243,543	$2,155
Notes and accounts payable, trade	622,215	550,964	4,876
Other	1,832,085	1,832,039	16,213
	2,669,475	2,626,546	23,244

Long-term debt	671,104	525,507	4,651
Accrued pension and severance costs	274,220	433,302	3,835
Other	478,704	462,319	4,091
Total liabilities	4,093,503	4,047,674	35,821

Redeemable noncontrolling interest	5,248	7,478	66

Equity:
Stockholders’ equity of Sony without Financial Services	1,733,233	1,796,891	15,902
Noncontrolling interests	110,014	104,587	925
Total equity	1,843,247	1,901,478	16,827
Total liabilities and equity	¥5,941,998	¥5,956,630	$52,714

	(Millions of yen, millions of U.S. dollars)
Consolidated	March 31	March 31
	2015	2016	2016
ASSETS
Current assets:
Cash and cash equivalents	¥949,413	¥983,612	$8,705
Marketable securities	936,731	946,397	8,375
Notes and accounts receivable, trade	899,902	853,592	7,554
Other	1,411,855	1,413,126	12,505
	4,197,901	4,196,727	37,139

Film costs	305,232	301,228	2,666
Investments and advances	8,531,353	9,234,083	81,718
Property, plant and equipment	739,285	820,818	7,264
Other assets:
Deferred insurance acquisition costs	520,571	511,834	4,530
Other	1,539,989	1,608,700	14,235
	2,060,560	2,120,534	18,765
Total assets	¥15,834,331	¥16,673,390	$147,552

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥221,525	¥336,940	$2,982
Notes and accounts payable, trade	622,215	550,964	4,876
Deposits from customers in the banking business	1,872,965	1,912,673	16,926
Other	2,028,885	2,030,173	17,966
	4,745,590	4,830,750	42,750

Long-term debt	712,087	556,605	4,926
Accrued pension and severance costs	298,753	462,384	4,092
Future insurance policy benefits and other	4,122,372	4,509,215	39,905
Policyholders’ account in the life insurance business	2,259,514	2,401,320	21,251
Other	762,298	781,228	6,912
Total liabilities	12,900,614	13,541,502	119,836

Redeemable noncontrolling interest	5,248	7,478	66

Equity:
Sony Corporation’s stockholders’ equity	2,317,077	2,463,340	21,799
Noncontrolling interests	611,392	661,070	5,851
Total equity	2,928,469	3,124,410	27,650
Total liabilities and equity	¥15,834,331	¥16,673,390	$147,552

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Financial Services	2015	2016	Change	2016

Financial services revenue	¥1,083,629	¥1,073,069	-1.0%	$9,496
Financial services expenses	889,540	915,881	+3.0	8,105
Equity in net loss of affiliated companies	(782)	(645)	–	(6)
Operating income	193,307	156,543	-19.0	1,385
Other income (expenses), net	–	–	–	–
Income before income taxes	193,307	156,543	-19.0	1,385
Income taxes and other	42,184	37,741	-10.5	334
Net income of Financial Services	¥151,123	¥118,802	-21.4%	$1,051

	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Sony without Financial Services	2015	2016		Change	2016

Net sales and operating revenue	¥7,141,492	¥7,044,415		-1.4%	$62,340
Costs and expenses	7,218,528	6,909,651		-4.3	61,148
Equity in net income of affiliated companies	4,703	2,883		-38.7	26
Operating income (loss)	(72,333)	137,647		–	1,218
Other income (expenses), net	(20,987)	20,755		–	184
Income (loss) before income taxes	(93,320)	158,402		–	1,402
Income taxes and other	63,094	71,451		+13.2	633
Net income (loss) of Sony without Financial Services	¥(156,414)	¥86,951	.	–%	$769

	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Consolidated	2015	2016	Change	2016

Financial services revenue	¥1,077,604	¥1,066,319	-1.0%	$9,436
Net sales and operating revenue	7,138,276	7,039,393	-1.4	62,296
	8,215,880	8,105,712	-1.3	71,732
Costs and expenses	8,151,253	7,813,753	-4.1	69,148
Equity in net income of affiliated companies	3,921	2,238	-42.9	20
Operating income	68,548	294,197	+329.2	2,604
Other income (expenses), net	(28,819)	10,307	–	91
Income before income taxes	39,729	304,504	+666.5	2,695
Income taxes and other	165,709	156,713	-5.4	1,387
Net income (loss) attributable to Sony Corporation’s stockholders	¥(125,980)	¥147,791	–%	$1,308

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
Financial Services	2015	2016	Change	2016

Financial services revenue	¥262,160	¥260,908	-0.5%	$2,309
Financial services expenses	211,300	243,460	+15.2	2,155
Equity in net income (loss) of affiliated companies	139	(272)	–	(2)
Operating income	50,999	17,176	-66.3	152
Other income (expenses), net	–	–	–	–
Income before income taxes	50,999	17,176	-66.3	152
Income taxes and other	(2,329)	(3,874)	–	(34)
Net income of Financial Services	¥53,328	¥21,050	-60.5%	$186

	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
Sony without Financial Services	2015	2016	Change	2016

Net sales and operating revenue	¥1,677,514	¥1,566,950	-6.6%	$13,867
Costs and expenses	1,825,453	1,676,365	-8.2	14,835
Equity in net income (loss) of affiliated companies	80	(635)	–	(6)
Operating loss	(147,859)	(110,050)	–	(974)
Other income (expenses), net	(8,746)	(6,805)	–	(60)
Loss before income taxes	(156,605)	(116,855)	–	(1,034)
Income taxes and other	(18,715)	(15,889)	–	(140)
Net loss of Sony without Financial Services	¥(137,890)	¥(100,966)	–%	$(894)

	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
Consolidated	2015	2016	Change	2016

Financial services revenue	¥260,451	¥259,227	-0.5%	$2,294
Net sales and operating revenue	1,677,261	1,564,874	-6.7	13,848
	1,937,712	1,824,101	-5.9	16,142
Costs and expenses	2,035,704	1,916,067	-5.9	16,956
Equity in net income (loss) of affiliated companies	219	(907)	–	(8)
Operating loss	(97,773)	(92,873)	–	(822)
Other income (expenses), net	(8,748)	(6,807)	–	(60)
Loss before income taxes	(106,521)	(99,680)	–	(882)
Income taxes and other	269	(11,343)	–	(100)
Net loss attributable to Sony Corporation’s stockholders	¥(106,790)	¥(88,337)	–%	$(782)

Condensed Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Financial Services	2015	2016	2016

Net cash provided by operating activities	¥459,719	¥495,283	$4,383
Net cash used in investing activities	(536,920)	(694,031)	(6,142)
Net cash provided by financing activities	44,396	224,922	1,990
Net increase (decrease) in cash and cash equivalents	(32,805)	26,174	231
Cash and cash equivalents at beginning of the fiscal year	240,332	207,527	1,837
Cash and cash equivalents at end of the fiscal year	¥207,527	¥233,701	$2,068

	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Sony without Financial Services	2015	2016	2016

Net cash provided by operating activities	¥303,659	¥262,783	$2,327
Net cash used in investing activities	(103,630)	(334,900)	(2,964)
Net cash provided by (used in) financing activities	(315,415)	144,751	1,281
Effect of exchange rate changes on cash and cash equivalents	51,138	(64,609)	(572)
Net increase (decrease) in cash and cash equivalents	(64,248)	8,025	72
Cash and cash equivalents at beginning of the fiscal year	806,134	741,886	6,565
Cash and cash equivalents at end of the fiscal year	¥741,886	¥749,911	$6,637

	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Consolidated	2015	2016	2016

Net cash provided by operating activities	¥754,640	¥749,089	$6,630
Net cash used in investing activities	(639,636)	(1,030,403)	(9,119)
Net cash provided by (used in) financing activities	(263,195)	380,122	3,364
Effect of exchange rate changes on cash and cash equivalents	51,138	(64,609)	(572)
Net increase (decrease) in cash and cash equivalents	(97,053)	34,199	303
Cash and cash equivalents at beginning of the fiscal year	1,046,466	949,413	8,402
Cash and cash equivalents at end of the fiscal year	¥949,413	¥983,612	$8,705

(Notes)
1.	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥113 = U.S. $1, the approximate Tokyo foreign exchange market rate as of March 31, 2016.

2.	As of March 31, 2016, Sony had 1,297 consolidated subsidiaries (including variable interest entities) and 102 affiliated companies accounted for under the equity method.

3.	The weighted-average number of outstanding shares used for the computation of earnings per share of common stock are as follows:

Weighted-average number of outstanding shares	(Thousands of shares)
	Fiscal year ended March 31
Net income (loss) attributable to Sony Corporation’s stockholders	2015	2016
— Basic	1,114,424	1,237,802
— Diluted	1,114,424	1,257,883

Weighted-average number of outstanding shares	(Thousands of shares)
	Three months ended March 31
Net loss attributable to Sony Corporation’s stockholders	2015	2016
— Basic	1,168,521	1,261,400
— Diluted	1,168,521	1,261,400

All potential shares were excluded as anti-dilutive for the fiscal year and three months ended March 31, 2015 and the three months ended March 31, 2016 due to Sony incurring a net loss attributable to Sony Corporation’s stockholders.  The dilutive effect in the weighted-average number of outstanding shares for the fiscal year ended March 31, 2016 primarily resulted from convertible bonds which were issued in July 2015.

4.	Recently adopted accounting pronouncements:
Reporting discontinued operations and disclosures of disposals of components of an entity
In April 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-08 that changes the requirements for reporting discontinued operations and requires additional disclosures about discontinued operations.  Under the ASU, only disposals representing a strategic shift in operations that has, or will have, a major effect on the entity’s operations and financial results should be presented as discontinued operations.  Additionally, the ASU requires additional disclosures for discontinued operations as well as for disposals of significant components of an entity that do not qualify for discontinued operations presentation.  This ASU was effective for Sony as of April 1, 2015.  The effect of this ASU did not have a material impact on Sony’s results of operations and financial position.

5.
Sony realigned its business segments for the fiscal year ended March 31, 2016 to reflect modifications to its organizational structure, primarily repositioning certain operations, which were in All Other and the Devices segment.  In connection with this realignment, the operations of Sony’s disc manufacturing business in Japan, which were included in All Other are now included in the Music segment and the operations of So-net Corporation and its subsidiaries, which were included in All Other are now included in the MC segment.  Certain operations regarding pre-installed automotive audio products which were included in the Devices segment are now included in the HE&S segment.  In addition, the medical business, previously included in All Other, is now included in the IP&S segment as a result of a change in the Corporate Executive Officer in charge of the medical business.  For further details of current segments and categories, see page F-8 and F-9.  In connection with this realignment, the sales and operating revenue and operating income (loss) of each segment for the comparable period have been reclassified to conform to the current presentation.

6.
Certain reclassifications of the financial statements and accompanying footnotes for the fiscal year and three months ended March 31, 2015 have been made to conform to the presentation for the fiscal year and three months ended March 31, 2016.

7.
For the fiscal year ended March 31, 2016, Sony recorded an out-of-period adjustment to correct an error in the amount of accruals for certain sales incentives being recorded at a subsidiary.  The error began in the fiscal year ended March 31, 2009 and continued until it was identified by Sony during the fiscal year ended March 31, 2016.  The adjustment, which related to the HE&S segment, impacted net sales and increased income before income taxes in the consolidated statements of income by 8,447 million yen for the fiscal year ended March 31, 2016.  Sony determined that the adjustment was not material to the consolidated financial statements for the fiscal year ended March 31, 2016 or any prior annual or interim periods.

Other Consolidated Financial Data

	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2015	2016	2016
Capital expenditures*	¥251,048	¥468,937	$4,150
(Additions to property, plant and equipment)	(164,841)	(374,361)	(3,313)
(Additions to intangible assets)	(86,207)	(94,576)	(837)
Depreciation and amortization expenses**	354,624	397,091	3,514
(Depreciation expenses for property, plant and equipment)	(165,868)	(179,272)	(1,586)
(Amortization expenses for intangible assets)	(188,756)	(217,819)	(1,928)
Research and development expenses	464,320	468,183	4,143

	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
	2015	2016	2016
Capital expenditures*	¥81,490	¥139,557	$1,235
(Additions to property, plant and equipment)	(51,893)	(108,778)	(963)
(Additions to intangible assets)	(29,597)	(30,779)	(272)
Depreciation and amortization expenses**	103,544	121,961	1,079
(Depreciation expenses for property, plant and equipment)	(47,539)	(47,273)	(418)
(Amortization expenses for intangible assets)	(56,005)	(74,688)	(661)
Research and development expenses	124,019	128,133	1,134

*	Excluding additions for tangible and intangible assets from business combinations.
**	Including amortization expenses for deferred insurance acquisition costs.

Subsequent events
In April 2016, a series of earthquakes occurred in the Kumamoto region of Japan and resulted in suspension of operations of four Sony manufacturing facilities which primarily produced image sensors for smartphones, digital cameras, and other devices.  All of the facilities have returned to normal operations, except for Kumamoto Technology Center, which is the primary manufacturing site for image sensors for digital cameras and security cameras as well as micro-display devices and whose operations remain suspended while a review of the damage is conducted.  The suspension of operations at Kumamoto Technology Center may have an adverse impact on Sony’s operating results, mainly in the Devices and IP&S segments.  In addition, the facilities of certain suppliers of third-party components were also damaged by the earthquakes and business operations within the MC, G&NS and HE&S segments may also be affected.  Sony is currently evaluating the impact of these events on its financial position and results of operations for future periods.